EXHIBIT 31

                             EDGECLIFF HOLDINGS, LLC
                               207 Grandview Drive
                             Fort Mitchell, KY 41017


                                             October 16, 2000

Lodgian, Inc.
3445 Peachtree Road, NE
Suite 700
Atlanta, GA 30326
Attention: Mr. Robert S. Cole,
President and Chief Executive Officer

Dear Mr. Cole:

         The purpose of this letter is to reaffirm, for the benefit of your Board and your stockholders, our interest in acquiring all of the capital stock of Lodgian, Inc. ("Lodgian").

         On October 12, Lodgian announced that it had received a non-binding proposal from Whitehall Street Real Estate Limited Partnership XIII and its affiliates ("Whitehall") to acquire all of Lodgian's outstanding shares, subject to due diligence and the satisfaction of numerous conditions, for a cash price of between $4.00 and $4.50 per share (the "Whitehall Proposal"). In connection with its receipt of the Whitehall Proposal, Lodgian announced that it had granted Whitehall an exclusive 60-day period in which to conduct its due diligence and negotiate definitive transaction agreements.

         As you are aware, we have made several all-cash offers to acquire the company over the last year. Lodgian's Board has consistently rejected our efforts, and has continuously refused to negotiate with us.

         We hereby offer to acquire Lodgian for $5.00 per share. This is an all-cash offer to purchase all outstanding shares, which would be funded through a combination of equity and debt from Edgecliff Holdings, LLC, DLJ Real Estate Capital Partners, Inc. and Lehman Brothers Inc. This offer is subject to due diligence and other customary conditions. Although we would have preferred to make an offer that is not subject to any due diligence condition, Lodgian's continuing refusal to provide us with access to customary information despite our repeated indications of interest in acquiring Lodgian and despite our willingness to enter into a customary confidentiality agreement left us with no practical alternative.

         We are prepared to begin conducting due diligence and negotiating definitive transaction agreements in connection with our offer immediately, with the expectation

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that such due diligence and definitive agreements could be completed within a
45-day period. We have signed and enclosed a standard confidentiality agreement.

         As you are aware, in light of your Board's decision to pursue an all-cash sale of Lodgian to Whitehall, your Board has a fiduciary responsibility to conduct a full and fair sale process, which includes providing competing bidders with equivalent company information. Accordingly, we hereby request that you provide us with access to the requisite non-public due diligence information that would allow us to proceed with our offer, as you have already begun to provide Whitehall such access in connection with the Whitehall Proposal.

         In light of your Board's fiduciary obligations, we do not understand how Lodgian could legally enter into an exclusivity agreement with Whitehall, commit to reimburse Whitehall's expenses of up to $3.5 million and grant to Whitehall a five-day right to match any competing offer without first approaching us to determine our willingness to make a superior offer. We believe that these facts, coupled with Lodgian's 3:30 a.m. announcement of its dealings with Whitehall on the morning of its long delayed 2000 annual meeting of stockholders and its immediate postponement of that meeting, demonstrates that the company's primary goal was to prevent Lodgian's stockholders from electing our nominees to Lodgian's Board, rather than to maximize stockholder value. We intend to pursue vigorously the election of our nominees to the Board, and, as you are aware, have already requested an order from the Delaware Court of Chancery to protect the right of Lodgian's stockholders to a timely election process and to stop the flagrant abuse of Lodgian's corporate governance procedures by Lodgian's Board.

         We are prepared to meet promptly with you and your representatives to answer any questions you may have about our offer and to negotiate a mutually beneficial transaction. You may reach me at our office (859-578-1100).

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         In light of your Board's fiduciary duties, we expect to hear from you promptly. In addition, we do not expect that Lodgian will take any action that would interfere with the ability of Lodgian's stockholders to receive the maximum value for their shares, including entering into any agreement to sell additional assets or grant break-up fees or reimbursements of additional expenses, without first approaching us. If we do not hear from you promptly concerning our offer, we will take such further actions as we deem appropriate.

                                             Very truly yours,

                                             /s/ William J. Yung
                                             -------------------
                                             William J. Yung
                                             President


cc:      Joseph C. Calabro
         John M. Lang
         Michael A. Leven
         Peter R. Tyson
         Richard H. Weiner